Exhibit (a)(5)

FOR IMMEDIATE RELEASE

AMERICAN STRATEGIC INVESTMENT CO. ANNOUNCES RESPONSE TO BELLEVUE CAPITAL PARTNERS, LLC TENDER OFFER

NEW YORK –OCTOBER 10, 2023 - American Strategic Investment Co. (NYSE: NYC) (“ASIC” or the “Company”) announced today that it has filed with the Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9 and Letter to Stockholders dated October 10, 2023, regarding the tender offer commenced by Bellevue Capital Partners, LLC (“Bellevue”) on September 27, 2023, to purchase up to 350,000 shares of the Company’s Class A common stock at a price of $10.25 per share (the “Tender Offer”). The Company’s board of directors has made no determination of the fairness of the Tender Offer or whether it is in the best interests of stockholders, makes no recommendation and is neutral as to whether stockholders should accept or reject the offer to tender their shares. The Company urges each stockholder to review the Schedule 14D-9 and the accompanying Letter to Stockholders as well as the tender offer materials sent by Bellevue and to make its own decision regarding the Tender Offer based on the available information. The Tender Offer will expire at 11:59 PM, New York City time, on October 26, 2023, unless extended or earlier terminated by Bellevue.

About the Company

American Strategic Investment Co. owns a portfolio of commercial real estate. Additional information about ASIC can be found on its website at https://www.americanstrategicinvestment.com.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s Class A common stock, nor is it a substitute for the tender offer materials that Bellevue filed with the SEC upon commencement of the tender offer. Bellevue initially filed tender offer materials on Schedule TO on September 27, 2023, and the Company initially filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer on October 10, 2023. Holders of shares of the Company’s Class A common stock are urged to read the tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement and accompanying Letter to Stockholders (as each may be amended or supplemented from time to time) because they contain important information that holders of shares of the Company’s Class A common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov or on the Company’s website at https://www.americanstrategicinvestment.com. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference herein. The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Company with the SEC for free on the SEC’s website at www.sec.gov.

Contacts:

Investor Relations

info@ar-global.com

(866) 902-0063